TRANSAMERICA FUNDS
                 Transamerica MLP & Energy Income (the "Fund")

                         RESULTS OF SHAREHOLDER PROXY

Rule 30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires registered management companies to report on all subject matters put to the vote of shareholders and to provide final results. Accordingly, the Board of Trustees of the Fund solicited a vote by the shareholders for the following item:

At the special meeting of shareholders held on September 27, 2013, the results of Proposal 1 were as follows:

Proposal 1:To approve the change to the Fund's fundamental investment policy regarding concentration of investments.

                                      Shares Voted  % of Voted % of Total
                                     -------------- ---------- ----------
      For                            16,081,904.596   99.760%    96.108%
      Against                            16,365.285    0.102%     0.098%
      Abstain                            22,357.972    0.138%     0.133%
      Total                          16,120,627.853  100.000%    96.339%